EXHIBIT (a)(1)(iv)
OFFER TO PURCHASE FOR CASH
by
Central Parking Corporation
of
Up to 4,400,000 Shares of Its Common Stock
at
a Purchase Price Not Greater Than $16.75 Nor Less Than $14.50 Net Per Share
THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 14, 2005, UNLESS THE TENDER OFFER IS EXTENDED.
August 12, 2005
To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:
      We have been appointed by Central Parking Corporation, a Tennessee corporation (“Central Parking”), to act as Dealer Manager in connection with Central Parking’s offer to purchase for cash up to 4,400,000 shares of its common stock, par value $0.01 per share, at a purchase price not greater than $16.75 nor less than $14.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in Central Parking’s Offer to Purchase, dated August 12, 2005 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “tender offer”). Unless the context requires otherwise, all references to shares shall refer to the shares of common stock, par value $0.01 per share, of Central Parking.
      Central Parking will determine a single per share price, not greater than $16.75 nor less than $14.50 per share, that it will pay for the shares properly tendered and not properly withdrawn pursuant to the tender offer taking into account the number of shares so tendered and the prices specified by tendering shareholders. Central Parking will select the lowest purchase price that will allow it to purchase 4,400,000 shares (or such lesser number as are properly tendered and not properly withdrawn) pursuant to the tender offer. Central Parking will purchase all shares validly tendered at prices at or below the purchase price and not withdrawn upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, including the provisions relating to “odd lot” tenders, proration and conditional tender described in the Offer to Purchase.
      Shares tendered at prices in excess of the purchase price and shares not purchased because of proration or conditional tenders will be returned at Central Parking’s expense to the shareholders who tendered such shares promptly after the Expiration Date (as defined in the Offer to Purchase). Central Parking also expressly reserves the right, in its sole discretion, to purchase additional shares subject to applicable legal requirements, but does not currently plan to do so. See Section 1 of the Offer to Purchase.
      For your information and for forwarding to your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. Offer to Purchase;

2. Letter of Transmittal for your use and for the information of your clients, together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 providing information relating to backup federal income tax withholding;

3. Notice of Guaranteed Delivery to be used to accept the tender offer if the shares and all other required documents cannot be delivered to the Depositary by the Expiration Date or if the procedure for book-entry transfer cannot be completed by the Expiration Date;

4. A form of letter that may be sent to your clients for whose accounts you hold shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the tender offer;

5. Letter to Shareholders from Monroe J. Carell, Jr., Executive Chairman; and

6. Return envelope addressed to SunTrust Bank, the Depositary, for your use only.
      Certain conditions to the tender offer are described in Section 7 of the Offer to Purchase.
      For shares to be properly tendered pursuant to the tender offer, (a) the share certificates or confirmation of receipt of such shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an “Agent’s Message” (as defined in the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary, or (b) the tendering shareholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and Letter of Transmittal.
      Central Parking will not pay any fees or commissions to any broker or dealer or other person (other than the Dealer Manager and Information Agent as described in the Offer to Purchase) for soliciting tenders of shares pursuant to the tender offer. Central Parking will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Central Parking will pay all domestic stock transfer taxes applicable to its purchase of shares pursuant to the tender offer, subject to Instruction 9 of the Letter of Transmittal. No broker, dealer, bank, trust company or fiduciary shall be deemed to be either our agent or the agent of Central Parking, the Information Agent or the Depositary for the purpose of the tender offer.
      Any inquiries you may have with respect to the tender offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent or the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

Banc of America Securities LLC
Nothing contained herein or in the enclosed documents shall constitute you the agent of Central Parking, the Dealer Manager, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the tender offer other than the enclosed documents and the statements contained therein.